This Preliminary Pricing Supplement relates to an effective registration statement under the Securities Act of 1933, as amended, but the information in this Preliminary Pricing Supplement is not complete and may be changed. This Preliminary Pricing Supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. Subject to completion; dated January 29, 2021.

Rule 424(b)(5)

Registration No. 333-252342

Preliminary Pricing Supplement dated January 29, 2021 (To Prospectus dated January 22, 2021 and Prospectus Supplement dated January 25, 2021)

TOYOTA MOTOR CREDIT CORPORATION

Medium-Term Notes, Series B - Fixed Rate/Floating Rate

Capitalized terms used in this Pricing Supplement that are defined in the accompanying Prospectus Supplement shall have the meanings assigned to them in the accompanying Prospectus Supplement unless otherwise defined herein.

CUSIP: 89236TJA4

Principal Amount (in Specified Currency): $       . TMCC may increase the Principal Amount prior to the Original Issue Date but is not required to do so.

Trade Date: January 29, 2021

Original Issue Date: February 2, 2021

Stated Maturity Date: August 2, 2022

Interest: The Notes will initially bear interest at a fixed rate of 0.23% per annum from the Original Issue Date to but excluding August 2, 2021. Thereafter, the Notes will bear interest at the Floating Rate, subject to the Minimum Interest Rate.

Interest Payment Dates: Each February 2, May 2, August 2 and November 2, beginning May 2, 2021

Issue Price: 100.00% of Principal Amount

Net Proceeds to Issuer: 100.00% of Principal Amount

Agent’s Discount or Commission: 0.00% of Principal Amount

The Agent or its affiliates will enter into swap transactions with TMCC to hedge TMCC’s obligations under the Notes. The Agent and its affiliates expect to realize a profit in connection with these swap transactions. See “Use of Proceeds and Hedging” below.

Agent: Morgan Stanley & Co. LLC

Agent’s Capacity: Principal

Interest Calculation:

Fixed Rate:

Fixed Interest Rate: 0.23% per annum

Fixed Rate Commencement Date: Original Issue Date

Fixed Rate Period: From and including the Original Issue Date to but excluding August 2, 2021

Floating Rate:

Floating Interest Rate Basis: LIBOR (see “Additional Terms of the Notes”)

Designated LIBOR Page: Reuters Page “LIBOR01”

Floating Rate Period: From and including August 2, 2021 to but excluding the Stated Maturity Date

Spread (+/-): + 0.04%

Spread Multiplier: N/A

Index Maturity: 3 month

Index Currency: U.S. Dollars

Maximum Interest Rate: N/A

Minimum Interest Rate: 0.00% per annum

Interest Reset Dates: During the Floating Rate Period, each February 2, May 2, August 2 and November 2, beginning August 2, 2021

Interest Determination Date: The second London Banking Day preceding each Interest Reset Date

Day Count Convention: 30/360

Business Days: New York, London

Business Day Convention: Following, unadjusted

Redemption: N/A

Redemption Dates: N/A

Notice of Redemption: N/A

Repayment: N/A

Optional Repayment Date(s): N/A

Repayment Price: N/A

Original Issue Discount: See “United States Federal Income Taxation” below.

Specified Currency: U.S. dollars

Minimum Denominations: $1,000 and $1,000 increments thereafter

Form of Note: Book-entry only

Calculation Agent: Morgan Stanley Capital Services LLC

RISK FACTORS

Your investment in the Notes involves risks. You should consult with your own financial and legal advisers as to the risks involved in an investment in the Notes and to determine whether the Notes are a suitable investment for you. The Notes may not be a suitable investment for you if you are unsophisticated about debt securities. Floating rate notes are not an appropriate investment for investors who are unsophisticated with respect to the specific procedures used to determine the interest rate of such notes. You should carefully consider the risk factors discussed below and the risks described under “Risk Factors” starting on page S-3 of the accompanying Prospectus Supplement and in the documents incorporated by reference into the accompanying Prospectus, as well as the other information contained or incorporated by reference in this Pricing Supplement or the accompanying Prospectus or Prospectus Supplement, before making a decision to invest in the Notes.

Risks Related to the Notes

The Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

The interest you earn on the Notes will never exceed 0.23% per annum during the Fixed Rate Period and three-month USD LIBOR plus 0.04% following August 2, 2021. The interest that you receive on the Notes may be less than the return you could earn on other investments.

Inclusion Of Projected Profit From Hedging Is Likely To Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Agent is willing to purchase the Notes in secondary market transactions will likely be lower than the Issue Price, because the Issue Price included, and secondary market prices are likely to exclude, the projected profit included in the cost of hedging the obligations under the Notes. In addition, any such prices may differ from values determined by pricing models used by the Agent, as a result of dealer discounts, mark-ups or other transaction costs.

Uncertainty About The Future Of LIBOR May Adversely Affect The Return On Your Notes And The Price At Which You Can Sell Your Notes In the Secondary Market, If One Exists.

LIBOR and other interest rates or other types of rates and indices which are deemed “benchmarks” are the subject of national, international, and other regulatory guidance and proposals for reform. Some of these reforms are already effective while others may still yet be implemented. These reforms may cause such benchmarks to perform differently than in the past, to disappear entirely, or have other consequences which cannot be predicted. Any such consequence could have an adverse effect on any notes linked to such a benchmark.

Any of the international, national, or other proposals for reform, or the general increased regulatory scrutiny of benchmarks, could increase the costs and risks of administering or otherwise participating in the setting of a benchmark and complying with any such regulations or requirements. Such factors may have the effect of discouraging market participants from continuing to administer or contribute to certain benchmarks, trigger changes in the rules or methodologies used in certain benchmarks, or lead to the disappearance of certain benchmarks. Uncertainty about the future of benchmarks generally, any of the above changes, or any other consequential changes as a result of international, national, or other proposals for reform or other initiatives or investigations, could have an adverse effect on the value of, and return on, any notes linked to a benchmark and the trading market for such notes.

In July 2017, the Chief Executive of the United Kingdom Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. Further, in July 2018 the FCA announced that LIBOR may cease to be a regulated “benchmark.” The announcement indicates that the continuation of LIBOR on the current basis (or at all) cannot and will not be guaranteed after 2021. On November 30, 2020, ICE Benchmark Administration, the administrator of LIBOR, announced its intention to continue publication of overnight and one-, three-, six- and 12-month USD LIBOR rates through June 30, 2023. However, it is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted. In the event that a published LIBOR rate is unavailable, the rate on the Notes will be determined as set forth under “Additional Terms of the Notes.”

If LIBOR Is Discontinued Or Otherwise Unavailable, The Notes Will Bear Interest By Reference To A Replacement Interest Rate, Which Could Adversely Affect The Value Of, Return On And The Price At Which You Can Sell The Notes; There Is No Guarantee That Any Replacement Interest Rate Calculation Will Be A Comparable Substitute For LIBOR.

Should LIBOR or any then in effect replacement interest rate become discontinued or otherwise unavailable, the replacement interest rate, or successor replacement interest rate, will determine the interest on the Notes. Such replacement interest rate may not be comparable to LIBOR and may adversely affect the value of, return on and price at which you can sell the Notes.

Such different rate will be a different Benchmark than LIBOR plus a spread adjustment, which is referred to as a “Benchmark Replacement” and a “Benchmark Replacement Adjustment,” respectively. If a particular Benchmark Replacement or Benchmark Replacement Adjustment cannot be determined, then the next-available Benchmark Replacement or Benchmark Replacement Adjustment will apply. These replacement rates and adjustments may be selected, recommended or formulated by (i) the Relevant Governmental Body (such as the ARRC), (ii) ISDA or (iii) in certain circumstances, TMCC or its designee. In addition, the terms of the Notes expressly authorize TMCC or its designee to make Benchmark Replacement Conforming Changes with respect to, among other things, the definition of the “Interest Reset Period,” the “Interest Payment Calculation Period” or the “Interest Period,” timing and frequency of determining rates and making payments of interest and other administrative matters. The determination of a Benchmark Replacement, the calculation of the interest rate on the Notes by reference to a Benchmark Replacement (including the application of a Benchmark Replacement Adjustment), any implementation of Benchmark Replacement Conforming Changes and any other determinations, decisions or elections that may be made under the terms of the Notes in connection with a Benchmark Transition Event could adversely affect the value of, return on and price at which you can sell the Notes.

In addition, (i) the composition and characteristics of the replacement rate will not be the same as those of LIBOR, the replacement interest rate basis will not be the economic equivalent of, and there can be no assurance that the replacement interest rate basis will perform in the same way as LIBOR would have at any time, and there is no guarantee that the replacement interest rate basis will be a comparable substitute for LIBOR, (ii) any failure of the replacement interest rate basis to gain market acceptance could adversely affect the Notes, (iii) the replacement interest rate basis may have a more limited history and the future performance of the replacement interest rate basis cannot be predicted based on historical performance, (iv) the secondary trading market for the notes linked to the replacement interest rate basis may be limited and (v) the administrator of the replacement interest rate basis may make changes that could change the value of the replacement rate or discontinue the replacement interest rate basis and has no obligation to consider your interests in doing so.

TMCC, The Calculation Agent Or TMCC’s Designee Will Have Authority To Make Determinations, Elections, Calculations And Adjustments That Could Adversely Affect The Value Of And Your Return On The Notes.

TMCC, the Calculation Agent or TMCC’s designee will have authority to make determinations, elections, calculations and adjustments as set forth below under “Additional Terms of the Notes” that may adversely affect the value of and your return on the Notes. In addition, TMCC or its designee may determine the Benchmark Replacement and the Benchmark Replacement Adjustment and can apply any Benchmark Replacement Conforming Changes deemed reasonably necessary to adopt the Benchmark Replacement. Although TMCC or its designee will exercise judgment in good faith when performing such functions, potential conflicts of interest may exist between TMCC or its designee and you. All determinations, decisions and elections by TMCC or its designee are in TMCC’s or the designee’s sole discretion and will be conclusive for all purposes and binding on TMCC or its designee and holders of the Notes absent manifest error. Further, all determinations, decisions and elections by TMCC or its designee will become effective without consent from the holders of the Notes or any other party. In making the determinations, decisions and elections noted below under “Additional Terms of the Notes—Effect of a Benchmark Transition Event,” TMCC or its designee may have economic interests that are adverse to your interests, and such determinations, decisions, elections, calculations and adjustments may adversely affect the value of and your return on the Notes. Because the Benchmark Replacement is uncertain, TMCC or its designee are likely to exercise more discretion in respect of calculating interest payable on the Notes than would be the case in the absence of a Benchmark Transition Event and its related Benchmark Replacement Date. These potentially subjective determinations may adversely affect the value of, the return on and the price at which you can sell the Notes.

UNITED STATES FEDERAL TAXATION

This discussion applies only to initial investors in the Notes who purchase the Notes at the “issue price,” which will equal the first price at which a substantial amount of the Notes is sold to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers).

The Notes will be treated as “variable rate debt instruments” for U.S. federal income tax purposes. Whether the Notes will be treated as providing for a single qualified floating rate (“QFR”) or as providing for a single fixed rate followed by a QFR, however, will depend upon the facts at the time of issuance of the Notes. If the Notes are treated as providing for a single QFR, the rules described under “United States Federal Taxation – Tax Consequences to U.S. Holders – Floating Rate Notes – Floating Rate Notes that Provide for a Single Variable Rate” in the accompanying Prospectus Supplement will apply. Under those rules, all interest payments on the Notes will be treated as “qualified stated interest” (“QSI”), and the Notes will not be treated as issued with original issue discount (“OID”).

If the Notes are treated as providing for a single fixed rate followed by a QFR, under the Treasury Regulations applicable to variable rate debt instruments the Notes may be treated as issued with OID, and the discussion under “United States Federal Taxation – Tax Consequences to U.S. Holders – Floating Rate Notes – Floating Rate Notes that Provide for Multiple Rates” in the accompanying Prospectus Supplement will apply. Whether the Notes are issued with OID, and the amount thereof, will be determined as of the issue date. For the QSI and the amount of OID (if any) on a Note, please contact Toyota Motor Credit Corporation at tmcc_structured_notes@toyota.com, tfs_treasury_operations@toyota.com, (310) 468-4076.

For other U.S. federal income tax consequences of owning and disposing of the Notes, both U.S. and non-U.S. investors in the Notes should review the section of the accompanying Prospectus Supplement entitled “United States Federal Taxation.” Investors in the Notes should also consult their tax advisers regarding the U.S. federal income tax consequences of the ownership of the Notes in their particular circumstances, as well as any state, local, non-U.S. or other U.S. federal taxes that may be relevant to their ownership of the Notes.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying Prospectus Supplement.

To provide a hedge to TMCC, an affiliate of Morgan Stanley & Co. LLC will enter into a swap agreement with TMCC. Under the swap agreement, TMCC will make payments linked to the London interbank offered rate in respect of a notional principal amount equal to the aggregate principal amount of the Notes during the term of the Notes in exchange for receiving payments equal to interest due in respect of the Notes from the affiliate of Morgan Stanley & Co. LLC.

ADDITIONAL TERMS OF THE NOTES

This section amends, restates and supersedes the discussion set forth under “Description of Notes—Interest and Interest Rates—Floating Rate Notes—LIBOR Notes” in the accompanying Prospectus Supplement. The Notes are subject to the provisions set forth below.

The Floating Interest Rate Basis for the Notes is LIBOR.

The Calculation Agent will determine “LIBOR” on each Interest Determination Date as follows:

(1) With respect to any Interest Determination Date, LIBOR will be generally determined as the average of the offered rates for deposits in the Index Currency having the specified Index Maturity beginning on the second London Banking Day immediately after the Interest Determination Date (or, if pounds sterling is the Index Currency, beginning on such date or, if euro is the Index Currency, beginning on the second TARGET2 Settlement Day immediately after such date), that appear on the Designated LIBOR Page as of 11:00 A.M., London time, on that Interest Determination Date (the “LIBOR Determination Time”), if at least two offered rates appear on the Designated LIBOR Page; provided that if the specified Designated LIBOR Page by its terms provides only for a single rate, that single rate will be used.

(2) If fewer than two offered rates appear on the Designated LIBOR Page, or, if no rate appears and the Designated LIBOR Page by its terms provides only for a single rate, LIBOR for that Interest Determination Date will be determined based on the rates on that Interest Determination Date at approximately 11:00 A.M., London time, at which deposits on that date in the Index Currency for the period of the specified Index Maturity are offered to prime banks in the London interbank market by four major banks in that market selected by the Calculation Agent (after consultation with TMCC) and in a principal amount that is representative for a single transaction in the Index Currency in that market at that time. The offered rates must begin on the second London Banking Day immediately after the Interest Determination Date (or if pounds sterling is the Index Currency, commencing on such Interest Determination Date or, if euro is the Index Currency, beginning on the second TARGET2 Settlement Day immediately after such date). The Calculation Agent will request the principal London office of each of these banks to quote its rate. If the Calculation Agent receives at least two quotations, LIBOR will be the average of those quotations.

(3) If the Calculation Agent receives fewer than two quotations as referred to in clause (2), LIBOR will be the arithmetic mean of the rates quoted at approximately 11:00 A.M., in the Principal Financial Center, on the Interest Determination Date by major banks in the Principal Financial Center selected by the Calculation Agent (after consultation with TMCC). The rates will be for loans in the Index Currency to leading European banks having the specified Index Maturity beginning on the second London Banking Day after that date (or, if pounds sterling is the Index Currency, commencing on such date or, if euro is the Index Currency, beginning on the second TARGET2 Settlement Day immediately after such date) and in a principal amount that is representative for a single transaction in the Index Currency in that market at that time.

(4) If the banks so selected by the Calculation Agent are not quoting as referred to in clause (3) above, LIBOR for that Interest Determination Date will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

“TARGET2 Settlement Day” means any day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET2) System is open.

Effect of a Benchmark Transition Event:

Notwithstanding the foregoing, if TMCC or its designee determines on or prior to the Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred in respect of any determination of the Benchmark on any date, the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the Notes in respect of such determination on such date and all determinations on all subsequent dates.

In connection with the implementation of a Benchmark Replacement, TMCC or its designee will have the right to make Benchmark Replacement Conforming Changes from time to time.

Any determination, decision or election that may be made by TMCC or its designee pursuant to this section, including a determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection:

(1)       will be conclusive and binding absent manifest error;

(2)       will be made in TMCC or its designee’s sole discretion; and

(3)       notwithstanding anything to the contrary in the documentation relating to the Notes, shall become effective without consent from the holders of the Notes or any other party.

“Benchmark” means, initially, three-month USD LIBOR; provided that if TMCC or its designee determines on or prior to the Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to three-month USD LIBOR or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

“Benchmark Replacement” means the Interpolated Benchmark; provided that if TMCC or its designee cannot determine the Interpolated Benchmark as of the Benchmark Replacement Date, then “Benchmark Replacement” means the first alternative set forth in the order below that can be determined by TMCC or its designee as of the Benchmark Replacement Date:

(1)       the sum of: (a) Term SOFR and (b) the Benchmark Replacement Adjustment;

(2)       the sum of: (a) Compounded SOFR and (b) the Benchmark Replacement Adjustment;

(3)       the sum of: (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark for the applicable Corresponding Tenor and (b) the Benchmark Replacement Adjustment;

(4)       the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment; or

(5)       the sum of: (a) the alternate rate of interest that has been selected by TMCC or its designee as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate notes at such time and (b) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by TMCC or its designee as of the Benchmark Replacement Date:

(1)       the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2)       if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, the ISDA Fallback Adjustment; or

(3)       the spread adjustment (which may be a positive or negative value or zero) that has been selected by TMCC or its designee giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate notes at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of the Interest Reset Period, the Interest Payment Calculation Period or the Interest Period, timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) that TMCC or its designee decide may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if TMCC or its designee decide that adoption of any portion of such market practice is not administratively feasible or if TMCC or its designee determine that no market practice for use of the Benchmark Replacement exists, in such other manner as TMCC or its designee determine is reasonably necessary).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(1)       in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark; or

(2)       in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event that gives rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the

Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1)       a public statement or publication of information by or on behalf of the administrator of the Benchmark announcing that such administrator has ceased or will cease to provide the Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark;

(2)       a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark, the central bank for the currency of the Benchmark, an insolvency official with jurisdiction over the administrator for the Benchmark, a resolution authority with jurisdiction over the administrator for the Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark has ceased or will cease to provide the Benchmark permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark; or

(3)       a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.

“Compounded SOFR” means the compounded average of SOFRs for the applicable Corresponding Tenor, with the rate, or methodology for this rate, and conventions for this rate (which will be compounded in arrears with a lookback and/or suspension period as a mechanism to determine the interest amount payable prior to the end of each Interest Period) being established by TMCC or its designee in accordance with:

(1)       the rate, or methodology for this rate, and conventions for this rate selected or recommended by the Relevant Governmental Body for determining Compounded SOFR; provided that:

(2)       if, and to the extent that, TMCC or its designee determines that Compounded SOFR cannot be determined in accordance with clause (1) above, then the rate, or methodology for this rate, and conventions for this rate that have been selected by TMCC or its designee giving due consideration to any industry-accepted market practice for U.S. dollar denominated floating rate notes at such time.

“Corresponding Tenor” with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the then-current Benchmark.

“Interpolated Benchmark” with respect to the Benchmark means the rate determined for the Corresponding Tenor by interpolating on a linear basis between: (1) the Benchmark for the longest period (for which the Benchmark is available) that is shorter than the Corresponding Tenor and (2) the Benchmark for the shortest period (for which the Benchmark is available) that is longer than the Corresponding Tenor.

“ISDA” means the International Swaps and Derivatives Association, Inc.

“ISDA Definitions” means the 2006 ISDA Definitions published by ISDA or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark for the applicable tenor.

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

“New York Federal Reserve” means the Federal Reserve Bank of New York (or a successor administrator of SOFR).

“New York Federal Reserve’s Website” means the website of the New York Federal Reserve, currently at http://www.newyorkfed.org, or any successor source.

“Reference Time” with respect to any determination of the Benchmark means (1) if the Benchmark is three-month USD LIBOR, the LIBOR Determination Time, and (2) if the Benchmark is not three-month USD LIBOR, the time determined by TMCC or its designee after giving effect to the Benchmark Replacement Conforming Changes.

“Relevant Governmental Body” means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.

“SOFR” means the daily secured overnight financing rate as provided by the New York Federal Reserve on the New York Federal Reserve’s Website.

“Term SOFR” means the forward-looking term rate for the applicable Corresponding Tenor based on SOFR that has been selected or recommended by the Relevant Governmental Body.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.